Exhibit 6.6

Note Payable

FOR VALUE RECEIVED, Choose Rain, Inc., (Debtor), promises to pay to Larry R. Curran, (Curran), at such address as may be provided in writing to debtor, the principal sum of one dollar plus additions as additional monies payable are incurred relative to consulting Curran has done in the name of Choose Rain, Inc. together with interest at a rate of five percent (5%) per annum.

This promissory note is repayable in one lump sum of interest and principal on demand.

This note will be construed in accordance with and governed by the laws of the State of Florida.

All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by in enforcing this promissory note as a result of any default by Debtor, will be added to the principal then outstanding and will immediately be paid by Debtor.

This note will enure to the benefit of Curran and be binding upon the respective heirs, executors, administrators, successors and assigns of Debtor and Debtor waives presentment for payment, notice of non-payment, protest and notice of protest.

IN WITNESS WHEREOF has duly affixed his signature under seal on this 22nd day of June, 2015.

/s/ Larry R. Curran
Choose Rain, Inc.
By: Larry R. Curran, CEO